TrimTabs ETF Trust
1345 Avenue of the Americas
2nd Floor
New York, NY 10105

November 29, 2022

Filed Via EDGAR (CIK 0001604813)

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE:    TrimTabs ETF Trust (“Registrant”)
File Nos. 333-198603 and 811-22995

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(b) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 17:04:13 on November 23, 2022 (Accession No. 0000894189-22-008570). The Amendment erroneously did not include the Series and Classes/Contracts Information for Donoghue Forlines Risk Managed Innovation ETF, Donoghue Forlines Tactical High Yield ETF and Donoghue Forlines Yield Enhanced Real Asset ETF. The Registrant represents that no securities were issued or sold pursuant to the Amendment.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of the Amendment (Accession No. 0000894189-22-008570) filed under the EDGAR submission type 485BPOS.
If you have any questions, or require anything further regarding the request, please contact me at (212) 217-2597 or derin.cohen@fcf-advisors.com.

Sincerely,

/s/ Derin Cohen
Derin Cohen
Chief Compliance Officer
TrimTabs ETF Trust